

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 31, 2009

Mr. James R. Maronick, Chief Financial Officer
Solitario Exploration & Royalty Corp.
42510Kipling St., Suite 390
Wheat Ridge, CO 80033

> **Re: Solitario Exploration & Royalty Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 8, 2009**
> **File No. 1-32978**

Dear Mr. Maronick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008</u>

<u>General</u>

1.   We note that approximately 80% of your total assets as of December 31, 2008
      consists of your investment in the equity securities of Kinross. Please clarify how
      you evaluated whether you are an investment company as defined in Section
      3(a)(1) of the Investment Company Act of 1940. Provide us with any analysis
      and calculations necessary to support your position.

<u>Business, page 3</u>

2.   Please provide the disclosure required by Item 101(c)(xii) of Regulation S-K
      regarding the material effects that compliance with environmental laws and
      regulations may have upon your business. In this regard, we note your risk factor
      disclosure at page 9 regarding the expenditures you have made to comply with
      such laws and regulations.

<u>Risk Factors, page 5</u>

3.   Please revise your disclosure in the opening paragraph to indicate that you have
      described all material risks to the company.

<u>Working Capital, page 35</u>

4.   Please disclose whether you have sufficient liquidity and capital resources to fund
      your working capital needs and operating activities for the next twelve months.

<u>Definitive Proxy Statement on Schedule 14A filed April 28, 2009</u>

5.   Please confirm in writing that you will comply with the following comments in all
      future filings. Provide us also with an example of the disclosure you intend to use
      in each case. After our review of your responses, we may raise additional
      comments.

6.   Please provide page numbers in your proxy statement.

<u>Summary Compensation Table</u>

7.   We note that you awarded bonuses in 2008 and 2007, respectively, for
      performance in 2007 and 2006. We further note that such bonuses are reflected in
      your summary compensation table for the years 2008 and 2007. The bonuses
      should be disclosed in the table for the year they are earned. See Item
      402(c)(2)(iv) of Regulation S-K. Please revise.

Principal Payments Upon Termination or Change in Control

8.   We note that you have provided quantitative disclosure regarding certain cash payments due to each named executive officer in connection with a change of control as of April 27, 2009. Please provide revised quantitative disclosure, applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year, and the price per share of your securities is the closing market price as of that date. Such disclosure should include all payments and benefits due in connection with a change in control, including any tax gross-up or accelerated vesting of unvested option awards. In the event that uncertainties exist as to the provision of payments and benefits or the amounts involved, make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment or benefit and disclose material assumptions underlying such estimates or estimated ranges in your disclosure. See Instruction 1 to Item 402(j) of Regulation S-K.

Exploration Activities and Contractual Obligations, page 36

9.   In a separately captioned section, discuss your off-balance sheet arrangements, as required by Regulation S-K Item 303(a)(4). If you have no such arrangements, as defined by this item, provide disclosure of this fact.

10.   Provide a table of your contractual obligations, as required by Regulation S-K Item 303(a)(5).

Consolidated Statements of Stockholder's Equity, page 49

11.   We note from your disclosure on page 52 and elsewhere in your filing that your share of your investment in Pedra Branca Mineracado, Ltda. Was reduced by 15% in fiscal year 2008 to 70%. It appears that you recorded a $1.7 million gain related to this transaction in your statement of stockholder's equity. If this is correct, please clarify the consideration that you received in connection with the sale and how you calculated the gain related to this transaction.

12.   We note that you recorded $671 thousand and $404 thousand of minority interest directly to the statement of stockholder's equity in fiscal years 2008 and 2007, respectively. Please clarify the transactions that resulted in you recording minority interest directly to the statement of stockholder's equity and how you determined that your accounting for these transactions is appropriate.

Mr. James R. Maronick
Solitario Exploration & Royalty Corp.
July 31, 2009
Page 4

Engineering Comments

General

13.   Please correct your commission file number on the cover of your periodic and
       current filings to read 001-32978, which was assigned in conjunction with your
       filing of the Form 8-A registration statement on August 9, 2006.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
     filing;

·   staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
     by the Commission or any person under the federal securities laws of the United
     States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing."]

You may contact Gary Newberry at (202) 551-3761, Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Sean Donahue at (202) 551-3579, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director